Filed Pursuant to Rule 253(g)(2)
File No. 024-11104

FUNDRISE GROWTH eREIT VI, LLC

SUPPLEMENT NO. 6 DATED SEPTEMBER 30, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VI, LLC (“we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

L37 Controlled Subsidiary – Nashville, TN

On September 24, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, L37 (the “L37 Controlled Subsidiary”), for an initial purchase price of approximately $10,820,000, which is the initial stated value of our equity interest in the L37 Controlled Subsidiary (the “L37 Investment”). The L37 Controlled Subsidiary used the proceeds to close on the acquisition of one multifamily property containing 52 units and totaling approximately 65,000 rentable square feet (the “L37 Property”) located in Nashville, TN. The L37 Property was built in 2017 and is 94% occupied as of closing. The closing of both the initial L37 Investment and the L37 Property occurred concurrently.

The L37 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the L37 Investment (the “L37 Operative Agreements”), we have full authority for the management of the L37 Controlled Subsidiary, including the L37 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the L37 Investment, paid directly by the L37 Controlled Subsidiary.

The L37 Property was acquired for a purchase price of approximately $10,820,000, which includes closing costs and the acquisition fee of approximately $210,000. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the L37 Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the L37 Property. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the L37 Property.

The L37 Property contains 52 units (40 townhome style and 12 flats style) and is located in the Brentwood neighborhood of Nashville, TN. The L37 Property was constructed in 2017.

The Nashville MSA is one of the strongest growth markets in the United States in terms of both population and employment. With increased demand from a growing population, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
L37	6.6% - 11.0%	5.0%	2.5%	2.75%	5.0%	7-10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT VI, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Z20 Controlled Subsidiary – Nashville, TN

On September 24, 2020, we directly acquired ownership of a “wholly-owned subsidiary”,  Z20 (the “Z20 Controlled Subsidiary”), for an initial purchase price of approximately $4,640,000, which is the initial stated value of our equity interest in the Z20 Controlled Subsidiary (the “Z20 Investment”). The Z20 Controlled Subsidiary used the proceeds to close on the acquisition of vacant, unimproved land (the “Z20 Property”) located in Nashville, TN. The Z20 Property is approximately 13 acres in size. The closing of both the initial Z20 Investment and the Z20 Property occurred concurrently.

The Z20 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Z20 Investment (the “Z20 Operative Agreements”), we have full authority for the management of the Z20 Controlled Subsidiary, including the Z20 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the Z20 Investment, paid directly by the Z20 Controlled Subsidiary.

The Z20 Property was acquired for a purchase price of approximately $4,640,000, which includes closing costs and the acquisition fee of approximately $90,000. We anticipate additional hard and soft costs of approximately $26,500,000 and $3,500,000, respectively, for the design, permitting and construction of the project, which we anticipate totaling approximately 180 rental units.  Upon completion, we plan to operate the property, installing professional third party property management. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the Z20 Property.

The Nashville MSA is one of the strongest growth markets in the United States in terms of both population and employment. With increased demand from a growing population, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved. Although no financing was used for the acquisition of Z20 Property, construction financing has been assumed for the return projections below.

Asset Name	Projected Returns	Projected Hard Costs	Projected Soft Costs	Projected Exit Cap Rate	Projected Hold Period
Z20	7.3% - 9.7%	$26,500,000	$3,500,000	5.0%	7-10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT VI, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.